Exhibit 4.21

EMPLOYMENT AGREEMENT

by and between

QIAGEN GmbH,

Max-Volmer-Str. 4, 40724 Hilden

- hereinafter QIAGEN -

and

Dr. Joachim Schorr

- hereinafter Employee -

Article 1

Commencement of the Employment Relationship

(1)	Dr. Schorr commenced employment July 1, 1992. Employment to date shall be credited towards seniority.

Article 2

Job Description

(1)	Dr. Schorr shall assume the responsibilities of Vice President, Research and Corporate Development for QIAGEN on June 1, 1999. He shall perform all tasks in conjunction with the aforementioned activities. A discussion has ensured that details of these activities have been communicated.

(2)	Dr. Schorr shall report directly to Dr. Metin Colpan.

(3)	The Company reserves the right to assign to Dr. Schorr a different field of tasks that corresponds to his education and his abilities with his remuneration remaining unchanged.

(4)	The right of termination due to a change of contract shall remain unaffected.

Article 3

Work Deployment

(1)	Dr. Schorr’s weekly work period shall comprise 39 hours.

(2)	Dr. Schorr agrees to perform the tasks assigned to him during his activities conscientiously and to be best of his abilities, and to safeguard QIAGEN’s interests in every respect. Dr. Schorr agrees in particular to comply with all legal and corporate safety regulations.

(3)	Dr. Schorr shall be ready and willing to work overtime and extra hours within the framework of operational requirements.

Article 4

Ancillary Activities and Lectures

(1)	Any independent or task-related ancillary activity by Dr. Schorr shall require the prior written approval of QIAGEN. QIAGEN shall grant such approval if the ancillary activity does not violate QIAGEN’s interests.

(2)	Lectures and publications shall also require approval of QIAGEN if QIAGEN’s interests are touched. The subject and relevant content shall be reviewed by a Superior for his approval.

(3)	Dr. Schorr promises to assume positions of responsibility for the group companies associated with QIAGEN. He agrees to perform the responsibilities conferred upon him conscientiously and to be best of his abilities, and to safeguard QIAGEN’s interests in every respect.

Article 5

Salary

(1)	Dr. Schorr shall receive a gross monthly salary of DM 20,834 commencing on June 1, 1999. This contractual gross salary explicitly includes remuneration for the activities provided to QIAGEN and its associated companies;

(2)	In addition, Dr. Schorr shall receive benefits in the form of contributions to an Employee stock investment plan in the gross amount of DM 52.00 per month.

(3)	Dr. Schorr shall receive an annual completion bonus in the amount of DM 90,000 by 100% completion of objectives. Milestones for goal achievement are newly redefined every calendar year.

(4)	The salary including any supplemental bonuses, etc. shall be transferred in non-cash form at the end of each month to an account to be named by Dr. Schorr.

Article 6

Vacation Pay

(1)	Dr. Schorr shall receive voluntary vacation pay together with his June salary in the amount of DM 35.00 per vacation day as set forth in Article 12.

Article 7

Salary Pledge and/or Assignment

(1)	Dr. Schorr may pledge or assign his remuneration claims to any third parties only with the prior approval of QIAGEN.

(2)	Dr. Schorr shall bear the actual costs of the pledge, if granted, in an amount not less than DM 10.00 per payment to the pledge creditor.

Article 8

Travel Expenses

The travel guidelines of QIAGEN in their valid version shall be complied with.

Article 9

Insurance

(1)	QIAGEN shall include Dr. Schorr in the existing group accident insurance. The insurance amount in the event of death shall be DM 50,000.00, in the event of disability, DM 200,000.00.

(2)	Beneficiary from the insurance shall be Dr. Schorr in the event of disability; in the event of death, the person designated by Dr. Schorr. If no person has been designated, the beneficiary shall be the spouse, otherwise the other legal heirs.

Article 10

Secrecy Obligation

(1)	Dr. Schorr agrees to maintain secrecy on all confidential matters and activities, in particular on business and operational secrets, that he gains knowledge of within the framework of his activities during his employment as well as after his leaving the employment relationship. The secrecy obligation shall also apply to the salary agreement as concluded.

(2)	The aforementioned secrecy obligation shall not only apply vis-à-vis any external third parties but also vis-à-vis other Employees of QIAGEN to the extent that the latter are not authorized to receive such information by way of their official activities.

(3)	The provisions of the Data Protection Act must be complied with.

Article 11

Obligation to Provide Information

Dr. Schorr will inform his superiors and the management also, if necessary, about all activities in his area of responsibility, to the extent that this knowledge is of importance to superiors, e.g. in order to avoid damages or carry out improvements. The above applies also to observations and information outside of his own direct area of responsibility.

Article 12

Vacation

(1)	QIAGEN shall grant Dr. Schorr 30 days of vacation in the calendar year.

(2)	The vacation shall be coordinated with his superior and the [other] Employees.

(3)	Dr. Schorr shall provide QIAGEN with his vacation address.

(4)	Any vacation not taken shall be forfeited on March 31 of the subsequent year.

Article 13

Inability to Work

(1)	Dr. Schorr is required to notify QIAGEN without delay of any inability to work, in particular of any disability and its anticipated duration. Upon request, the reasons for the inability to work shall be disclosed. In the event of any deadlines, Dr. Schorr shall point out any work requiring preferential attention.

(2)	If the inability to work lasts longer than 3 calendar days, Dr. Schorr shall submit a doctor’s attestation of the existence of the inability to work as well as its anticipated duration not later than on the following workday. If the inability to work lasts longer than indicated by the doctor’s attestation, Dr. Schorr is required to submit a new attestation without delay.

(3)	If Dr. Schorr is prevented from performing his duties because of disability due to illness that is not his fault, he shall not lose his claim to compensation for the period of his inability to work up to a period of 6 weeks.

(4)	In the event of approval of a recuperative, rehabilitative or other health measure, Dr. Schorr shall present an attestation without delay regarding the approval and duration of treatment as well as any other relevant information.

Article 14

Assignment

(1)	If, based on legal prescriptions, Dr. Schorr can claim damages from any third party due to loss of wages incurred by him because of his inability to work, such claim shall be transferred to QIAGEN to the extent that QIAGEN has continued to pay Dr. Schorr’s remuneration as well as any contributions to the social securities that QIAGEN is required to bear.

(2)	Dr. Schorr shall provide QIAGEN without delay with any information necessary for the assertion of such damage claims.

Article 15

Duration of the Employment Agreement

(1)	The employment agreement is concluded for an indeterminate time period.

(2)	A probation period has intentionally been dispensed with. The employment agreement may be terminated at the end of any quarter, with three months notice. The period for providing notice shall be extended in accordance with the legal provisions. Any extension of the period of notice for the Employer shall be matched in equal time by an extension of the period of notice on the part of Dr. Schorr.

(3)	Any termination shall have to be given in writing. Transmission of a signed fax shall be deemed to be in compliance with the written requirement.

(4)	QIAGEN shall have the right to release Dr. Schorr after notice has been given, honoring any residual vacation claims.

(5)	The employment agreement shall end, without any notice of termination being required, with the expiration of the month in which Dr. Schorr receives a disability pension. In the same manner, the employment agreement shall end with the expiration of the month in which Dr. Schorr receives an old-age pension. At the latest, the employment agreement shall end with the expiration of the month in which Dr. Schorr reaches age 65.

(6)	The right to terminate without notice shall remain unaffected. Any termination without notice shall at the same time be deemed a precautionary termination given within the legally prescribed time limits.

Article 16

Contractual Penalty

If in violation of the agreement, Dr. Schorr terminates his activities prematurely, is terminated without notice, or violates the secrecy obligations set forth in Article 10, he shall have to pay a contractual penalty in the amount of one gross monthly salary pursuant to Article 5. QIAGEN shall have the right to assert further damages.

Article 17

Return of Business Records

(1)	All business and work records regardless of their nature, including data-processing programs and the like, shall remain the property of the Company. Removal from the business premises shall be permitted only with the approval of superiors.

(2)	Dr. Schorr shall have no right of retention.

Article 18

Expiration Date

All claims arising from this employment relationship shall be forfeited unless they are asserted in writing not later than six months following their coming into being and, in the event they are refused by the other party, unless they are asserted in court within two months after communication of the refusal.

Article 19

Final Provisions

(1)	The parties have concluded no other agreements with the exception of the ones set forth above.

(2)	Any future amendments of and/or supplements to the agreement shall be in writing in order to acquire legal effect. This shall apply to the preceding sentence as well.

(3)	If any provision of this contract should be or become ineffective, the legal validity of the remaining provisions shall not be affected thereby. In lieu of the invalid provision, the parties agree to concur on a provision that comes the closest, in economic terms, to the invalid one. The same shall apply in the event of a loophole, or if any individual provisions should be or become impracticable.

Hilden, June 22, 1999

QIAGEN GmbH		Employee

In representation of

/s/ DR. METIN COLPAN	Michael Kleist	/s/ DR. JOACHIM SCHORR
Dr. Metin Colpan	Michael Kleist	Dr. Joachim Schorr